AB 11/27





SI 12062851 N

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51778

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-11 (MM/DD/YY) AND ENDING 12-31-11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Riviere Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 South Capital of Texas Hwy., Bldg. 2 Suite 120 (No. and Street)

Austin (City) Texas (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PADGETT STRATEMANN AND CO.

(Name – *if individual, state last, first, middle name*)

811 Barton Springs Rd #550 (Address) Austin (City) , Texas (State) 78704 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2012
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



9/19/12 F000001

OATH OR AFFIRMATION

I, ROBERT L. RIVIERE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIVIERE SECURITIES LTD., as of 12-31-11, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEVON M. GREEN
Notary Public, State of Texas
My Commission Expires
December 09, 2012

Signature

SENIOR MANAGING DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Riviere Securities Ltd.

Financial Statements
With Supplemental Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
and
Independent Auditors' Report

December 31, 2011 and 2010



Riviere Securities Ltd.

Table of Contents



PS&Co.

PS&Co. **Padgett Stratemann**

Independent Auditors' Report

To the Partners
Riviere Securities Ltd.
Austin, Texas

We have audited the accompanying statements of financial condition of Riviere Securities Ltd. (the "Partnership") (a Texas limited partnership) as of December 31, 2011 and 2010, and the related statements of income (loss), changes in partnership capital, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riviere Securities Ltd. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Padgett, Stratemann & Co., L.L.P.

Certified Public Accountants
March 13, 2012

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN A[illegible]
210 828 6281

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
512 476 0717

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

Financial Statements




PS&Co.

Riviere Securities Ltd.

Statements of Financial Condition

December 31, 2011 and 2010

Assets

	2011	2010
Cash – including restricted amount of $25,000 for 2011 and 2010	$ 32,679	$ 25,405
Receivables from related parties	71,069	137,453
Other assets – prepaid expenses	2,685	2,782
Total assets	$ 106,433	$ 165,640

Liabilities and Partnership Capital

	2011	2010
Accounts payable	$ 18,721	$ 17,544
Partnership capital	87,712	148,096
Total liabilities and partnership capital	$ 106,433	$ 165,640

Notes to financial statements form an integral part of these statements.

Riviere Securities Ltd.

Statements of Income (Loss)

Years Ended December 31, 2011 and 2010

	2011	2010
Revenues	**$ 912,489**	$ 833,950
Expenses:		
Commissions	**780,505**	481,335
Commission to other brokers	**-**	153,000
Office and equipment	**77,854**	59,191
Travel and entertainment	**7,087**	3,616
Salaries and related costs	**4,644**	12,675
Clearing charges	**16,000**	23,700
Professional and legal	**66,623**	20,333
Regulatory fees	**8,036**	8,924
Other expenses	**12,124**	5,525
Total expenses	**972,873**	768,299
Net income (loss)	**$ (60,384)**	$ 65,651

Notes to financial statements form an integral part of these statements.

Riviere Securities Ltd.

Statements of Changes in Partnership Capital

Years Ended December 31, 2011 and 2010

	General Partner	Limited Partners	Total
Balance at December 31, 2009	$ 825	$ 81,620	$ 82,445
Net income	657	64,994	65,651
Balance at December 31, 2010	1,482	146,614	148,096
Net loss	(604)	(59,780)	(60,384)
Balance at December 31, 2011	$ 878	$ 86,834	$ 87,712

Notes to financial statements form an integral part of these statements.

Riviere Securities Ltd.

Statements of Cash Flows

Years Ended December 31, 2011 and 2010

	2011	2010
Cash Flows From Operating Activities		
Net income (loss)	$ (60,384)	$ 65,651
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Net change in:		
Receivables from related parties	66,384	(77,736)
Other assets – prepaid assets	97	(372)
Accounts payable	1,177	12,345
Net cash provided by (used in) operating activities	7,274	(112)
Net increase (decrease) in cash	7,274	(112)
Cash at the beginning of the year	25,405	25,517
Cash at the end of year	$ 32,679	$ 25,405

Notes to financial statements form an integral part of these statements.

Notes to Financial Statements




PS&Co.

9/19/12 F000011

Riviere Securities Ltd.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Reporting Entity and Nature of Operations

Riviere Securities Ltd. (the "Partnership") (a Texas limited partnership) conducts its business as a securities broker-dealer registered with the Securities and Exchange Commission ("SEC"), along with its Financial Industry Regulatory Authority ("FINRA") membership. The purpose of the Partnership is to act as a broker-dealer primarily in asset-backed securities and securitizations. Certain securities transactions will be executed by the Partnership on behalf of its customers through a clearing broker-dealer, First Southwest Company ("FSWC"), who will carry such accounts on a fully disclosed basis. These securities transactions are settled and cleared pursuant to a clearing agreement with FSWC. The clearing agreement is automatically renewed for one-year periods until terminated. The Partnership reimburses Riviere Financial Group, Inc. ("General Partner") for expenses paid on behalf of the Partnership.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP" or "GAAP") requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncement

Fair Value Measurements: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS")

In April 2011, the Financial Accounting Standards Board ("FASB") issued the Accounting Standards Codification ("ASC"), *Fair Value Measurements: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*, to achieve common fair value measurement and disclosure requirements between GAAP and IFRS. This new guidance amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. The new provisions are to be applied prospectively for annual periods beginning after December 15, 2011 and early adoption is not permitted. The Partnership does not expect the adoption of this guidance to have a material effect on its financial position, results of operations, or cash flows.

Riviere Securities Ltd.

Notes to Financial Statements

1. **Summary of Significant Accounting Policies (continued)**

Financial Statement Presentation

The statement of financial condition is presented in accordance with industry standards.

Restricted Cash

Restricted cash consists of the Partnership's clearing deposit with its clearing broker. Such amounts are not available for operating purposes.

Revenue Recognition

Securities transactions and related revenue and expense will be recorded in the accounts on a trade-date basis.

Revenue for investment banking services will be recognized when the following have occurred: a contract has been entered into with a client, services have been rendered, the fee amount has been determined, and collectibility is reasonably assured.

In 2011 and 2010, the Partnership had income related to securities transactions of $854,989 and $526,000, respectively.

Income Taxes

The Partnership is treated as a partnership for United States federal tax purposes. Therefore, no provision or liability for federal taxes has been included in these financial statements. The Partnership's profit and losses are passed through and reported by its partners. Further, partner capital accounts reflected in the accompanying statements of financial condition differ from amounts reported in the Partnership's federal income tax returns because of differences in accounting policies adopted and the timing of certain expense and revenue items for financial and tax reporting purposes.

Statements of Cash Flows

For purposes of reporting cash flows, cash includes cash on hand, including restricted cash held with the Partnership's clearing broker.

Riviere Securities Ltd.

Notes to Financial Statements

1. Summary of Significant Accounting Policies (continued)

Commitments and Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Partnership, but which will only be resolved when one or more future events occur or fail to occur. The Partnership's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Partnership or unasserted claims that may result in such proceedings, the Partnership's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Partnership's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Subsequent Events

The Partnership has evaluated subsequent events through March 13, 2012, the date the financial statements were available to be issued.

2. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 and 2010, the Partnership had net capital of $13,958 and $7,861, respectively. The Partnership's ratio of aggregate indebtedness to net capital was 1.34 to 1 at December 31, 2011 and 2.23 to 1 at December 31, 2010.

The Partnership's nonallowable assets were $73,754 for December 31, 2011 and $140,235 for December 31, 2010. The nonallowable assets in 2011 and 2010 related to the Partnership's receivable with its general partnership and membership fees for FINRA.

3. Related Parties

An agreement between the General Partner and the Partnership was entered into in which the General Partner agrees to pay any normal recurring overhead the Partnership submits for payment. Additionally, the General Partner will bill certain fees to the Partnership including, but not limited to, structure fees and management fees for services provided. Total fees billed were $42,634 and $112,413 for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2011 and 2010, respectively, the Partnership had overpaid the General Partner by $38,844 and $72,656, which was included in receivables from related parties.

The management fees for 2011 and 2010 were waived by the General Partner.

The Partnership made advances to the General Partner and other related parties. As of December 31, 2011 and 2010, the Partnership was owed $32,225 and $64,797, respectively, which is included in the receivables from related parties on the statements of financial condition. The General Partner made payments on these advances totaling $32,572 in 2011 and $3,000 in 2010.

4. Partnership Agreement

The Partners' capital accounts are increased by cash or property contributed and all items of income or gain allocated to each account and decreased by cash or property distributed to each partner and all items of Partnership deductions or losses. Under the Partnership agreement, at any time, the General Partner may determine that additional contributions of cash or property are desirable. Within ten days following the receipt of notice from the General Partner, each Limited Partner may contribute cash or property to the Partnership as a "voluntary capital contribution" on the terms and subject to the conditions set forth in the notice from the General Partner. All such additional voluntary capital contributions shall be requested in proportion to the then percentage interests of the partners of the Partnership.

Profits and losses will be allocated to the partners in accordance with their relative sharing ratios. The Partnership will be dissolved upon the General Partner's determination, with the Limited Partners' prior written consent or upon the dissolution, withdrawal, or bankruptcy of the General Partner, unless the Partnership is reconstituted by the substitution of the General Partner.

5. Commitments and Contingent Liabilities

The Partnership is a defendant in a case that is pending arbitration set before JAMS, expert arbitrators, on April 16 and 17, 2012 in San Diego, California. If an adverse outcome is entered, the Partnership could be liable for damages of $100,000, interest on the $100,000 from 2009 to the present, and attorney's fees. The Partnership believes the claims are without merit and intends to vigorously defend its position. The ultimate outcome of this litigation cannot presently be determined. However, in the partners' opinion, the likelihood of a material adverse outcome is remote. Accordingly, adjustments, if any, that might result from the resolution of this matter have not been reflected in the financial statements.

6. Market Risks and Credit Risks

In the normal course of business, the clearing broker and the Partnership's activities will involve the execution, settlement, and financing of various securities transactions. These activities may expose the Partnership to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Partnership will seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral, in compliance with various regulatory and internal guidelines. The Partnership is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Partnership will monitor required margin levels daily and, pursuant to such guidelines, will require customers to deposit additional collateral or to reduce positions where necessary.

Supplemental Information


PS&Co.





Independent Auditors' Report on Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Partners
Riviere Securities Ltd.
Austin, Texas

We have audited the accompanying financial statements of Riviere Securities Ltd. as of and for the year ended December 31, 2011, and have issued our report thereon dated March 13, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Padgett, Stratemann & Co., L.L.P.

Certified Public Accountants
March 13, 2012

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SA[illegible]
210 [illegible]

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
[illegible]RA
[illegible]

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

Riviere Securities Ltd.

Schedule I

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

December 31, 2011

Total Partnership Capital	
Partnership capital, as reported on the statement of financial condition	$ 87,712
Nonallowable assets:	
Receivables from related parties	(71,069)
Other assets – prepaid expenses	(2,685)
Net partnership capital	$ 13,958
Aggregate Indebtedness	
Total aggregate indebtedness liabilities from statement of financial condition	$ 18,721
Less items excluded from aggregate indebtedness	-
Total aggregate indebtedness	$ 18,721
Computation of Basic Net Capital Requirement	
Minimum net capital required of broker-dealer (6.67% of total aggregated indebtedness)	$ 1,249
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement (greater of two above)	$ 5,000
Net Capital in Excess of Required Minimum	$ 8,958
Ratio of Aggregated Indebtedness to Net Capital	1.34

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2011, filed with the Securities and Exchange Commission by the Partnership on Part II A of Form X-17a-5.

See auditors' report on supplemental information.

Riviere Securities Ltd.

Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

The Partnership is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Partnership does not receive, directly or indirectly; or hold funds or securities for; or owe funds or securities to customers and does not carry accounts of or for customers; and clears all transactions with and for customers on a fully disclosed basis with the clearing broker, First Southwest Company, which carries all the accounts of customers.

During the year ended December 31, 2011, in the opinion of management, the Partnership has complied with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

See auditors' report on supplemental information.

Report on Internal Control Structure




PS&Co.



Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Partners
Riviere Securities Ltd.
Austin, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Riviere Securities Ltd. (the "Partnership") (a Texas limited partnership) for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, as required by Rule 15c3-3

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SA[illegible]
210 [illegible]

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
512 476 0717

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Partnership's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of management; the partners of Riviere Securities Ltd.; the SEC; the National Association of Securities Dealers, Inc.; and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than the specified parties.

Padgett, Stratemann & Co., L.L.P.

Certified Public Accountants
March 13, 2012

Report on Transitional Assessment Reconciliation


PS&Co.



Independent Auditors' Report on Transitional Assessment Reconciliation Required by SEC Rule 17a-5

To the Partners
Riviere Securities Ltd.
Austin, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Riviere Securities Ltd. (the "Partnership") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011, noting no differences

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Padgett, Stratemann + Co., L.L.P.

Certified Public Accountants
March 13, 2012

Schedule III

Computation of Transitional Assessment Reconciliation
Required by Rule 17a-5 of the Securities and Exchange Commission




PS&Co.

9/19/12 F000027

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Riviere Securities Ltd.
1250 S. Capital Texas Hwy.
Building #2, Suite #120
West Lake Hills, TX 78746-6446

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Robert L. Riviere 512-732-0701 x 22

2. A. General Assessment (item 2e from page 2) $2047.47

B. Less payment made with SIPC-6 filed (exclude interest) (2098.47)
08/19/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (51.00)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $(51.00)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ None

H. Overpayment carried forward $(51.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Riviere Securities Ltd.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 23th day of February, 20 12.

Principal - Senior Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

9/19/12 F000028

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01, 2011 and ending 12/31, 2011
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$912,489
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	93,500
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	93,500
2d. SIPC Net Operating Revenues	$818,989
2e. General Assessment @ .0025	$2,047.47

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9/19/12 F000029